Exhibit 12.2
EQUITY COMMONWEALTH
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2015		2014		2013(1)		2012(1)	2011(1)
Earnings:
Income (loss) from continuing operations before income tax expense and equity in earnings of investees	102,221		$(63)		$(62,034)		$84,484	$53,992
Gains on equity transactions of investees	—		(17,020)		—		(7,246)	(11,177)
Fixed charges before preferred distributions	107,316		143,838		174,753		204,244	195,024
Distributions from investees	—		20,680		24,079		16,816	16,617
Adjusted Earnings	$209,537		$147,435		$136,798		$298,298	$254,456

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$107,316		$143,838		$174,753		$204,244	$195,024
Preferred distributions	27,924		32,095		44,604		51,552	46,985
Combined Fixed Charges and Preferred Distributions	$135,240		$175,933		$219,357		$255,796	$242,009

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.5	x	0.8x	(2)	0.6x	(3)	1.2x	1.1x

(1)	Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)	The deficiency for this period was $28,498.

(3)	The deficiency for this period was $82,559.